Exhibit 99.1

May 14, 2026

Biodexa issues letter to Shareholders

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing innovative products focused on the treatment or prevention of gastrointestinal cancers has today issued the following letter to shareholders explaining the proposals to reorganize the company’s share capital at the forthcoming Annual General Meeting. For holders of ADSs, the proposals will impact neither the number of ADSs held nor percentage ownership nor shareholder’s rights.

“Dear Shareholder,

Annual General Meeting

Proposals to Reorganize Share Capital Without Affecting Shareholder’s Rights or Number of ADSs Outstanding

With this letter you should have received a Notice of Annual General Meeting (AGM) which is scheduled to take place on June 17 at 11.00 UTC together with a Voting Card for the AGM.

There are a number of resolutions proposed, most of which are self-explanatory. Some resolutions, however, relate to changes in the share capital. The purpose of this letter is to explain the reasons for those changes and the impact on numbers of ordinary shares and your American Depositary Shares (ADSs).

On May 6, 2026, the latest practicable date before printing, the Company had outstanding 373,056,808,922 ordinary shares of nominal value £0.000001 each (Existing Ordinary Shares). Based on an Existing Ordinary Share / ADS ratio of 500,000:1, this equates to approximately 746,113 ADSs outstanding. The Company’s current issued ordinary share capital consists of an exceptionally large number of ordinary shares. In the Board’s view, this creates unnecessary complexity in the administration and reporting of the Company’s share capital and in the processing of corporate actions. The proposed reorganization is intended to rationalize the Company’s share capital by reducing the number of ordinary shares in issue, without altering shareholders’ rights or proportionate ownership.

Accordingly, the Company is proposing a number of resolutions at the upcoming AGM which will have the effect of reducing the number of ordinary shares outstanding, creating a new class of E deferred shares (with negligible rights), retaining the same aggregate nominal value and adjusting the ordinary share / ADS ratio to maintain the same number of ADSs outstanding. The steps are as follows:

Resolution #	Ordinary shares outstanding before Resolution	Equivalent ADSs outstanding before Resolution	Impact of Resolution	Ordinary shares outstanding after Resolution	E deferred shares	Equivalent ADSs outstanding after Resolution

8.a	373,056,808,922	746,113	Reverse split (consolidate) every 10,000 Existing Ordinary Shares into one ordinary share of nominal value £0.01 (Consolidated Ordinary Share)	37,305,681
8.b	37,305,681		Each Consolidated Ordinary Share is subdivided and redesignated into one ordinary share of £0.000001 each (“New Ordinary Share”) and 9,999 E deferred shares	37,305,681	373,019,504,319

Change ordinary share / ADS ratio from 500,000:1 to 50:1						746,113

For information regarding the treatment of any fractional shares, please see the Notice of Annual General Meeting.

Resolutions 8 and 11, the latter being a change in the Company’s articles to accommodate the creation of E deferred shares, are inter-conditional. Similarly, the change in ordinary share / ADS ratio will not be effected unless both Resolutions 8 and 11 pass.

If the proposals pass, the ratio change will be effective on June 18, 2026.

Accordingly, the Board of Biodexa unanimously recommends shareholders to vote in favor of all Resolutions to be proposed at the AGM.

Stephen Parker

Chairman”

About Biodexa Pharmaceuticals PLC

The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer, MTX240 under development for Gastrointestinal Stromal Tumors (GIST) and tolimidone, under development for the treatment of type 1 diabetes.

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

MTX240 is a molecular glue, bringing two intracellular proteins, PDE3a and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilizes SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT signalling.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

For more company information, please contact:

Stephen Stamp, CEO

Fiona Sharp, CFO

Tel: +44 (0)29 20480 180

www.biodexapharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.